UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F              Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 3, 2010

By: /s/ Bernard J. Pitz_________________

       Bernard J. Pitz, Chief Financial Officer

TSX

SYMBOL:  ITP

Intertape Polymer Group Reports Second Quarter 2010 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – August 3, 2010 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today released results for the second quarter ended June 30, 2010. All dollar amounts are US denominated unless otherwise indicated.

Second Quarter Highlights

•

Sales increased 18.7% to $180.3 million year-over-year

•

Improved top-line performance from both divisions

•

ECP EBITDA  positive for Q2 2010

•

Cash flow from operations before changes in working capital of $6.6 million

“Despite some renewed economic concerns as growth in the US and elsewhere started to slow, Intertape’s second quarter sales increased both year-over-year and sequentially.  As well, our Engineered Coated Products (”ECP”) Division made meaningful progress.  However, the continuing volatility of raw material costs and industry pricing pressures affected  gross margins, particularly  in the Tapes and Films (”T&F”) Division,” said Intertape’s Chairman, Eric E. Baker.

Net loss for the second quarter of 2010 was $2.7 million or $0.05 per share, both basic and diluted, compared to a loss of $1.2 million or $0.02 per share, both basic and diluted, for the same period last year. The increase in net loss was primarily attributable to raw material costs increasing more than selling prices.  In addition, the Company’s strong commitment to the development of new products resulted in higher research and development expenses. Net loss for the first six months of 2010 totaled $8.5 million ($0.14 per share, both basic and diluted) compared to a net loss of $7.8 million ($0.13 per share, both basic and diluted) for the same period in 2009.

Second quarter sales increased 18.7% to $180.3 million, compared to $151.9 million for the second quarter of 2009 and were up 4.1% sequentially from $173.1 million for the first quarter of 2010. The sales volume increased by approximately 12% over the second quarter of 2009 due to some improvements in the overall economy, sales of new products, and additional channel and market development. Selling prices for the second quarter increased approximately 3% compared to the second quarter of 2009 and also to the first quarter of 2010.  On a year-over-year basis, second quarter sales for the T&F Division increased by 18.0% to $149.8 million while sales for the ECP Division increased by 22.3% to $30.4 million.  Sales for the first six months of 2010 were $353.4 million compared to $291.0 million for the same period in 2009, an increase of 21.5%. This sales increase includes an approximately 19% increase in sales volume while selling prices were basically flat.

Gross profit for the second quarter totaled $21.4 million, compared to $21.5 million a year ago, reflecting a $2.2 million decrease in the T&F Division and a $2.0 million increase in the ECP

Division. Second quarter gross margin was 11.9% compared to 14.2% for the prior year and 11.3% for the first quarter of 2010. Gross profit for the most recent period continued to be impacted by high raw material costs and pricing pressures.

Selling, general, and administrative (“SG&A”) expenses were $17.9 million, $1.3 million higher than the $16.6 million for the second quarter of 2009, mainly the result of higher selling expenses related to the 18.7% increase in sales, partially offset by lower general and administrative expenses. SG&A expenses declined by $1.0 million over the first quarter of 2010 due to a reduction in professional fees paid to third parties.

EBITDA for the second quarter was $10.4 million compared to $12.4 million for the second quarter of 2009 and $8.0 million for the first quarter of 2010. On a year-over-year basis, EBITDA was lower in the second quarter of 2010, reflecting higher raw material costs. EBITDA was higher sequentially due to the lower SG&A expenses in the second quarter and a higher gross profit related to the increase in sales dollars. EBITDA for the first six months of 2010 was $18.4 million compared to $19.1 million in 2009.

The Company generated cash flows from operating activities before changes in working capital items for the second quarter of $6.6 million compared to $8.5 million in the second quarter last year. The decrease was due to an increase in net loss and pension payments in excess of amounts expensed of $0.7 million.

Cash flows from operating activities decreased in the second quarter by $11.2 million to negative $2.4 million from positive $8.8 million in the second quarter a year ago. Changes in working capital items resulted in a net use of funds during the second quarter of 2010 of $9.1 million due to an increase in trade and other receivables of $8.7 million related to higher sales, an increase in inventories of $3.2 million partially offset by an increase in accounts payable and accrued liabilities of $2.9 million.

The continued efforts to better manage the balance sheet is well reflected in Days Sales Outstanding (DSO’s) and Days Inventory.  As compared to the second quarter of 2009, DSO’s and Days Inventory declined from 49 days to 46 days and from 55 days to 51 days, respectively.

Segmented Information

T&F Division

Sales for the T&F Division for the second quarter totaled $149.8 million, representing an 18.0% increase compared to $127.0 million for the second quarter of 2009 and a 3.1% increase over sales of $145.3 million for the first quarter of 2010. Sales volume increased approximately 13% compared to the second quarter of 2009 and declined approximately 3% sequentially over the first quarter of 2010. Sales volumes continued to remain fairly consistent across most product lines, except for the stretch film category which declined in the second quarter but has already rebounded to date during the current quarter. Selling prices increased approximately 1% in the second quarter as compared to the second quarter of 2009 and increased approximately 3% in comparison to the first quarter of 2010.

Second quarter gross profit for the T&F Division totaled $18.4 million at a gross margin of 12.3% compared to $20.6 million at a gross margin of 16.2% for the second quarter last year, reflecting higher resin-based, adhesive and paper raw material costs partially offset by higher sales volume and ongoing cost reduction initiatives. On a sequential basis, gross profit was basically flat with $18.7 million reported for the first quarter of 2010. A sequential decline in resin-based raw material costs was largely offset by increases in paper and adhesive raw material costs.

T&F Division's EBITDA was $9.2 million compared to $13.6 million for the comparable period a year ago and $9.3 million for the first quarter of 2010. The year-over-year second quarter decrease in EBITDA was due to lower gross profit and higher selling costs associated with increased sales.

T&F Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
(unaudited)	Three months ended			Six months ended
	June 30, 2010	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2009
	$	$	$	$	$
Divisional earnings before income taxes	1.9	6.2	2.0	3.9	5.3
Depreciation, amortization, and foreign exchange gains (losses)	7.3	7.4	7.3	14.6	14.9
EBITDA	9.2	13.6	9.3	18.5	20.2

ECP Division

Sales for the ECP Division for the second quarter were $30.4 million, representing a 22.3% increase when compared to $24.9 million for the second quarter a year ago and a 9.5% increase over sales of $27.8 million for the first quarter of 2010. Sales volume increased in the second quarter of 2010 by approximately 10% compared to the second quarter of 2009 and approximately 5% sequentially. The ECP Division benefitted from new products launched as well as improved product and channel mix. These factors had a positive impact on selling prices which increased approximately 12% in the second quarter of 2010 as compared to the second quarter of 2009 and increased approximately 3% over the first quarter of 2010.

Gross profits for the ECP Division for the second quarter totaled $3.0 million at a gross margin of 9.8%, compared to $1.0 million at a gross margin of 3.8% for the second quarter of 2009. The increase in both gross profit and gross margin was due to price increases which offset some of the raw material cost increases, higher sales volume, and a reduction in costs related to the strike at the Brantford facility.

EBITDA for the second quarter of 2010, second quarter of 2009, and first quarter of 2010 was positive $1.9 million, negative $0.3 million and negative $0.8 million, respectively.  The increase in EBITDA in the second quarter of 2010 compared to the second quarter of 2009 was due to higher gross profit.

ECP Division EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
(unaudited)	Three months ended			Six months ended
	June 30, 2010	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2009
	$	$	$	$	$
Divisional earnings (loss) before income taxes	0.5	(2.0)	(2.9)	(2.5)	(2.6)
Depreciation, amortization, and foreign exchange gains (losses)	1.5	1.7	2.2	3.6	3.2
EBITDA	1.9	(0.3)	(0.8)	1.2	0.6

Outlook

“The ECP Division posted a positive EBITDA for the second quarter and strong top-line growth reflecting new products with higher margins and improved product and channel mix. The T&F Division gross margin was under pressure due to the lag time in securing sufficient price increases to fully offset rising raw material costs,” said Intertape’s President and CEO, Greg Yull.

“While the building and construction industry is presenting signs of softness after a modest rebound, the ECP Division is expected to perform well in upcoming quarters. The T&F Division will benefit from price increases which began toward the latter part of the second quarter and are continuing into the third quarter but not to the extent anticipated due to competitive pressures. Our strategy is to regain pricing power and maintain or grow market share through an aggressive program to commercialize new higher margin products addressing new and existing markets.

“We remain in prudent management mode and will continue to invest in order to improve our competitive position, while carefully managing all costs. Paying down debt remains a top priority; however, we will continue to assess opportunities to repurchase the Company’s common shares,” concluded Mr. Yull.

Non-GAAP Information

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) foreign exchange gains (losses); (v) amortization of other intangibles and capitalized software costs; and (vi) depreciation.  The term “EBITDA” does not have any standardized meaning prescribed by GAAP in Canada or in the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings as an indicator of Intertape’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of Intertape’s performance between periods presented.  In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Loss (in millions of US dollars)
(unaudited)	Three months ended			Six months ended
	June 30, 2010	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2009
	$	$	$	$	$
Net loss – as reported	(2.7)	(1.2)	(5.8)	(8.5)	(7.8)
Add back:
Financial expenses (1) and foreign exchange gains (losses)	3.8	4.2	3.6	7.4	9.1

Income taxes (recovery)	(0.1)	0.1	0.9	0.8	(0.1)
Depreciation and amortization(1)	9.3	9.3	9.4	18.7	18.0
EBITDA	10.4	12.4	8.0	18.4	19.1

(1) Amortization of the debt issue expenses related to the Senior Subordinated Notes is included in Depreciation and Amortization

Conference Call

A conference call to discuss Intertape's 2010 second quarter results will be held August 3, 2010, at 10 A.M. Eastern Time. Participants may dial 1-888-428-4478 (U.S. and Canada) and 1-612-332-0637 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 163986. The recording will be available from Tuesday, August 3, 2010 at 12:00 P.M. until Friday, September 3, 2010 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Sales	180,278	151,912	353,398	290,980
Cost of sales	158,906	130,379	312,399	254,631
Gross profit	21,372	21,533	40,999	36,349

Selling, general and administrative expenses	17,858	16,601	36,762	32,017
Stock-based compensation expense	222	254	484	512
Research and development expenses	1,929	1,295	3,421	2,668
Financial expenses
Interest	3,777	3,970	7,526	8,055
Other	392	536	514	1,030
	24,178	22,656	48,707	44,282
Loss before income taxes	(2,806)	(1,123)	(7,708)	(7,933)
Income taxes (recovery)
Current	(16)	385	86	394
Future	(124)	(313)	667	(480)
	(140)	72	753	(86)
Net loss	(2,666)	(1,195)	(8,461)	(7,847)

Loss per share
Basic	(0.05)	(0.02)	(0.14)	(0.13)
Diluted	(0.05)	(0.02)	(0.14)	(0.13)

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	(180,704)	(167,185)	(174,909)	(160,533)
Net loss	(2,666)	(1,195)	(8,461)	(7,847)
Repurchase of common shares		13		13
Balance, end of period	(183,370)	(168,367)	(183,370)	(168,367)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Net loss	(2,666)	(1,195)	(8,461)	(7,847)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil; nil in 2009)	(130)	599	(446)	(240)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	313		624
Changes in fair value of investment in publicly traded securities designated as available-for-sale		1,065		1,065
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil; nil in 2009)	(540)	2,162	(25)	1,422
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	(309)	16	(399)	70
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales	(154)	(453)	(154)	(453)
Reduction in net investment in a foreign subsidiary				(125)
Changes in accumulated currency translation adjustments	(5,312)	9,638	(3,162)	5,163
Other comprehensive income (loss)	(6,132)	13,027	(3,562)	6,902
Comprehensive income (loss) for the period	(8,798)	11,832	(12,023)	(945)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(2,666)	(1,195)	(8,461)	(7,847)
Non-cash items
Depreciation and amortization	9,300	9,329	18,627	18,494
Accretion expense - asset retirement obligation	47		92
Loss (gain) on disposal of property, plant and equipment	(54)	304	129	323
Write-down of inventories	537	163	902	264
Reversal of a portion of write-down of inventories		(84)	(10)	(1,692)
Future income taxes	(124)	(313)	667	(480)
Stock-based compensation expense	222	254	484	512
Pension and post-retirement benefits funding in excess of amounts expensed	(360)	321	(361)	793
Gain on forward foreign exchange rate contracts	(163)	(453)	(163)	(453)
Change in fair value of forward foreign exchange rate contracts	68	110	68	110
Unrealized foreign exchange (gain) loss	(270)	120	(587)	54
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary				(125)
Other	89	(39)	68	(78)
Cash flows from operations before changes in working capital items	6,626	8,517	11,455	9,875
Changes in working capital items
Trade receivables	(9,345)	(8,038)	(17,995)	(5,086)
Other receivables	622	572	(1,105)	1,139
Inventories	(3,195)	(423)	(12,275)	13,688
Parts and supplies	(84)	(213)	6	(411)
Prepaid expenses	32	(16)	320	(872)
Accounts payable and accrued liabilities	2,915	8,375	15,528	2,372
	(9,055)	257	(15,521)	10,830
Cash flows from operating activities	(2,429)	8,774	(4,066)	20,705

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships			647
Property, plant and equipment	(2,988)	(2,174)	(5,526)	(7,260)
Proceeds on disposal of property, plant and equipment and other assets	73		195
Other assets	(99)		(43)
Intangible assets		(632)		(933)
Cash flows from investing activities	(3,014)	(2,806)	(4,727)	(8,193)

FINANCING ACTIVITIES
Long-term debt	11,063	4,609	22,147	4,609
Repayment of long-term debt	(6,815)	(8,216)	(9,188)	(23,746)
Repurchase of common shares		(18)		(18)
Cash flows from financing activities	4,248	(3,625)	12,959	(19,155)
Net increase (decrease) in cash	(1,195)	2,343	4,166	(6,643)
Effect of foreign currency translation adjustments	(540)	574	(743)	160

Cash, beginning of period	8,829	5,990	3,671	15,390
Cash, end of period	7,094	8,907	7,094	8,907

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	June 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	$	$
ASSETS
Current assets
Cash	7,094	3,671
Trade receivables	91,430	74,161
Other receivables	4,032	3,052
Inventories	89,780	79,001
Parts and supplies	15,197	15,203
Prepaid expenses	3,605	3,693
Derivative financial instruments (Note 13)	308	1,438
Asset held-for-sale		149
Future income taxes (Note 5)	11,860	11,860
	223,306	192,228
Property, plant and equipment	259,617	274,470
Other assets	22,114	21,869
Intangible assets (Note 7)	4,025	3,550
Future income taxes (Note 5)	43,051	43,736
	552,113	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	83,473	68,228
Installments on long-term debt (Note 8)	1,627	1,721
	85,100	69,949
Long-term debt (Note 8)	227,453	215,281
Pension and post-retirement benefits	10,379	10,200
Derivative financial instruments (Note 13)	1,370	1,548
Other liabilities (Note 9)	1,547	1,072
	325,849	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,143
Contributed surplus (Note 10)	14,645	14,161

Deficit	(183,370)	(174,909)
Accumulated other comprehensive income (Note 11)	46,846	50,408
	(136,524)	(124,501)
	226,264	237,803
	552,113	535,853

ORLDOCS 11920747 1